Kirkpatrick & Lockhart Preston Gates Ellis LLP
10100 Santa Monica Boulevard
Seventh Floor
Los Angeles, CA 90067

T 310.552.5000 www.klgates.com

February 8, 2007	Shoshannah D. Katz
D 310.552.5063
F 310.552.5001
shoshannah.katz@klgates.com

Via Edgar and Fed Ex

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Peggy Fisher, Assistant Director

Re:                             Inovio Biomedical Corporation

Registration Statement on Form S-3

Filed January 19, 2007

File No. 333-140119

Dear Ms. Fisher:

On behalf of Inovio Biomedical Corporation (the “Company”), we hereby transmit for filing Amendment No. 1 to the Form S-3 filed January 19, 2007 (“Amendment No. 1”). We are also forwarding to you via Fed Ex courtesy copies of this letter and Amendment No. 1, marked to show changes and additions from the original Registration Statement on Form S-3 (the “Registration Statement”).

The staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter, dated January 26, 2007, in respect of the above-referenced filing. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Part II of Registration Statement

1.                                      We note from the legend to the exhibit list in Item 16 that you intend to file the legal opinion by amendment or “as an exhibit to a report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended and incorporate by reference herein.” Please file the opinion as an exhibit to your registration statement prior to requesting acceleration of effectiveness.

Response: Further to the request of the Staff, the Exhibit 5.1 legal opinion is included in Amendment No. 1.

2.                                      We also note that the power of attorney for the signatures of the members of your board of directors by the attorney-in-fact has not been filed as part of your registration statement. Please file the power of attorney for the director signatures as an exhibit to your registration statement prior to requesting the acceleration of effectiveness.

Response: Further to the request of the Staff, the power of attorney is included in Amendment No. 1.

If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 552-5000 or via fax at (310) 552-5001 with any questions.

Sincerely,

Shoshannah D. Katz

cc: P. Dhillon, Inovio Biomedical Corporation